Exhibit (g)(9)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.gov.
VOLUNTARY CONDITIONAL CASH OFFER
by
Singapore Technologies Semiconductors Pte Ltd
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)
for
STATS ChipPAC Ltd.
(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)
ADDITIONAL QUESTIONS AND ANSWERS
FOR STATS ChipPAC SECURITYHOLDER HELPLINE
May 4, 2007

No.	Questions	Suggested response
1.	What is the new closing date for the Offer	The next scheduled closing date for the Offer is 5.30 p.m. Singapore time, 5.30 a.m. New York City time on 18 May, 2007. Please note that this is the final closing date for the Offer as the Offeror has no intention to extend the Offer beyond this date unless the Higher Offer Price Threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the Higher Offer Price Threshold is reached or deemed to have been reached.

2.	What does Shut-Off Notice mean?	It means that the next scheduled closing date for the Offer is the FINAL closing date of the Offer. The Offer will not be extended beyond 5.30 p.m. Singapore time, 5.30 a.m. New York City time on 18 May, 2007 unless the Higher Offer Price Threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the Higher Offer Price Threshold is reached or deemed to have been reached.

3.	What does the “Intention to review voluntary delisting” mean?	This means that if the Higher Offer Price Threshold is not reached or is not deemed to have been reached, the Offeror now intends to review the advisability of whether to discontinue the listing and registration of the Ordinary Shares and ADSs of the Company following the final closing date of the Offer.

As part of the review, the Offeror may consider submitting a delisting proposal to the Company under Rule 1306 of the Listing Manual of the SGX-ST to seek a delisting of the Company and the Ordinary Shares from the SGX-ST, subject to and in accordance with the Listing Manual. In addition, the Offeror may consider seeking to cause the delisting of the ADSs from NASDAQ, subject to and in accordance with U.S. law and regulations.

The Offeror may also seek to cause the Company to terminate the registration of its Ordinary Shares and ADSs under the U.S. Securities Exchange Act of 1934, if the applicable requirements for termination of registration are satisfied

4.	Is the Offeror launching a Voluntary Delisting offer?	No, the Offeror is stating its current intention to review the advisability of whether to discontinue the listing and registration of the Ordinary Shares and ADSs of the Company following the final closing date of the Offer.

The Offeror wishes to advise that there is no certainty as to whether or not the Offeror will actually propose or proceed to carry out the SGX-ST Voluntary Delisting or the Nasdaq Voluntary Delisting. The Offeror will make an appropriate announcement once it decides whether or not to proceed with the voluntary delisting. If the Offeror does not reach a decision by the expiry of the

No.	Questions	Suggested response
six months’ period after Friday, 18 May 2007, it will make an announcement on or before that date to update shareholders of the status of its evaluation. Until such time it decides whether or not to proceed with the voluntary delisting, it will also be making monthly announcements after the expiry of the six months’ period to update shareholders of the status of its evaluation.

5.	Will I be given a chance to exit my shareholding? At what price?	In accordance with the Listing Manual, if the Offeror submits a delisting proposal to the Company to seek a delisting of the Company and the Ordinary Shares from the SGX-ST, the Offeror must make a cash offer (the “Exit Offer”) to all holders of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). If the Exit Offer is made within six months of the final closing date of the Offer, the Singapore Code on Takeovers and Mergers specifies that the Exit Offer price cannot be higher than the Offer Price of S$1.75 per Ordinary Share (equivalent to S$17.50 per ADS), except with the consent of the Singapore Industry Council.

6.	What are the required approvals and thresholds for a Voluntary Delisting Offer to be successful?	Under the Listing Manual of SGX-ST, the SGX-ST may agree, upon the Company’s application, to delist the Company and the Ordinary Shares if, inter alia, the Company convenes a general meeting of the shareholders to obtain shareholders’ approval for the SGX-ST Voluntary Delisting, and the SGX-ST Voluntary Delisting resolution is approved by a majority of at least 75 per cent. in nominal value of the Ordinary Shares of all shareholders present and voting and the resolution has not been voted against by 10 per cent. or more in nominal value of the Ordinary Shares held by all shareholders present and voting.

The ADSs of the Company may be delisted from Nasdaq without the approval of STATS ChipPAC shareholders and without an exit offer. The Company may terminate the registration of the Ordinary Shares and the ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for termination of registration are satisfied.

7.	What is the rationale for making the Voluntary Delisting and Exit Offer?	To clarify, the Offeror is NOT making a Voluntary Delisting Offer or an Exit Offer now. The Offeror is only stating its current intention to review the advisability of whether to discontinue the listing and registration of the Ordinary Shares and ADSs of the Company following the final closing date of the Offer.

The Offeror wishes to advise that there is no certainty as to whether or not the Offeror will actually propose or proceed to carry out the SGX-ST Voluntary Delisting or the Nasdaq Voluntary Delisting. The Offeror will make an appropriate announcement once it decides whether or not to proceed with the voluntary delisting. If the Offeror does not reach a decision by the expiry of the six months’ period after Friday, 18 May 2007, it will make an announcement on or before that date to update shareholders of the status of its evaluation. Until such time it decides whether or not to proceed with the voluntary delisting, it will also be making monthly announcements after

No.	Questions	Suggested response
the expiry of the six months’ period to update shareholders of the status of its evaluation.

8.	What if I do nothing as a shareholder of STATS ChipPAC in the current Offer?	If you do not do anything, you would not be accepting the Offer and will continue to hold securities in STATS ChipPAC Ltd. If the Offeror seeks to cause the delisting of the Ordinary Shares or ADSs, the Ordinary Shares may be delisted from the SGX-ST and the ADSs may be delisted from NASDAQ. Please refer to pages 72-74 of the Offer to Purchase for the effects of the Offer on your shares.

The Offeror wishes to advise that there is no certainty as to whether or not the Offeror will actually propose or proceed to carry out the SGX-ST Voluntary Delisting or the Nasdaq Voluntary Delisting. The Offeror will make an appropriate announcement once it decides whether or not to proceed with the voluntary delisting. If the Offeror does not reach a decision by the expiry of the six months’ period after Friday, 18 May 2007, it will make an announcement on or before that date to update shareholders of the status of its evaluation. Until such time it decides whether or not to proceed with the voluntary delisting, it will also be making monthly announcements after the expiry of the six months’ period to update shareholders of the status of its evaluation.